Exhibit 99.2

HUT 8 MINING CORP.

Unaudited Interim Condensed Consolidated Financial Statements

(In Canadian dollars)

For the three and six months ended June 30, 2021

HUT 8 MINING CORP.

Unaudited Interim Condensed Consolidated Statements of Financial Position
(In Canadian dollars)

As at	Note	June 30, 2021	December 31, 2020
Assets
Current assets
Cash		$92,680,919	$2,815,939
Accounts receivable and other		938,043	451,061
Digital assets - held in custody	4	79,221,335	75,505,472
Dgitial assets - lending arrangements	4, 5	86,859,234	-
Digital assets - pledged as collateral	4	-	26,456,199
Deposits and prepaid expenses	3	5,728,313	92,014
		265,427,844	105,320,685
Non-current assets
Plant and equipment	6	33,978,838	32,522,602
Deposits and prepaid expenses	3	63,251,594	7,359,046
Total assets		$362,658,276	$145,202,333
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	7	$8,222,410	$3,890,512
Loans payable and other liabilities	8	6,094,406	25,756,942
		14,316,816	29,647,454
Total liabilities		14,316,816	29,647,454
Shareholders' equity
Share capital	9	349,405,793	178,231,290
Shares to be issued		-	398,317
Warrants	9	44,536,293	2,559,484
Contributed surplus	9	6,639,176	4,233,917
Accumulated deficit		(100,455,241)	(115,549,069)
AOCI - Unrealized gain on bitcoin revaluation		48,215,439	45,680,940
Total shareholder's equity		348,341,460	115,554,879
Total liabilities and shareholders' equity		$362,658,276	$145,202,333

Nature of operations (Note 1)

Approved on behalf of the Board:

“Jaime Leverton”	“Joseph Flinn”
Director & Chief Executive Officer	Director

HUT 8 MINING CORP.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(In Canadian dollars)

	Three Months Ended			Six Months Ended
For the periods ended June 30	Note	2021	2020	2021	2020
Revenue	13	$33,549,443	$9,229,659	$65,531,856	$21,969,560
Cost of revenue	14	(16,754,060)	(15,490,820)	(36,408,324)	(34,941,720)
Gross profit (loss)		16,795,383	(6,261,161)	29,123,532	(12,972,160)
General and administrative expenses	15	(8,672,215)	(1,384,977)	(15,335,252)	(1,533,283)
Gain on disposition of digital assets	4	-	688,619	182,213	1,602,615
Revaluation of digital assets		-	9,417,727	-	8,136,108
Operating income (loss)		8,123,168	2,460,208	13,970,493	(4,766,720)
Foreign exchange gain (loss)		(212,424)	1,072,880	(643,394)	(1,281,320)
Finance expense		(148,707)	(693,971)	(369,891)	(1,346,693)
Finance income		788,017	1,296	1,356,966	5,126
Unrealized revaluation related to loan receivable classification change	2	(22,934,649)	-	-	-
Net income (loss) before tax		(14,384,595)	2,840,413	14,314,174	(7,389,607)
Deferred income tax recovery (expense)		(6,045,594)	-	779,654	-
Net income (loss)		$(20,430,189)	$2,840,413	$15,093,828	$(7,389,607)
Other comprehensive income (loss)
Items that will not be reclassified to net income
Revaluation gain (loss) on digital assets, net of tax	4	(64,291,666)	-	2,534,499	-
Total comprehensive income (loss)		$(84,721,855)	$2,840,413	$17,628,327	$(7,389,607)
Net income (loss) per share:
Basic		$(0.17)	$0.03	$0.13	$(0.08)
Diluted		$(0.16)	$0.03	$0.12	$(0.08)
Weighted average number of shares outstanding:
Basic		123,379,871	91,286,227	118,297,534	90,653,513
Diluted		129,284,763	91,527,894	124,202,426	90,895,180

HUT 8 MINING CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows
(In Canadian dollars)

	Six Months Ended
For the periods ended June 30	2021	2020
Cash provided by (used in):

Operating activities:
Net income (loss)	$15,093,828	$(7,389,607)
Change in non-cash operating items:
Digital assets mined	(61,913,593)	(21,969,560)
Digital assets converted to fiat currency	1,291,060	22,230,436
Depreciation	8,779,833	13,967,426
Gain on sale of digital assets	(182,213)	(1,602,615)
Revaluation of digital assets	-	(8,136,108)
Share based payments	4,524,141	(647,635)
Income tax recovery	(779,654)	-
Net finance expense	(987,075)	(1,191,455)
Foreign exchange loss	643,394	1,281,320
Accretion expense on lease obligations	12,000	19,559
	(33,518,279)	(3,438,239)
Net change in working capital	2,850,767	2,197,487
Net cash used in operating activities	(30,667,512)	(1,240,752)

Investing activities
Purchase of mining equipment	(10,248,069)	-
Deposits and prepaid expenses	(61,528,847)	470,977
Net cash provided by (used in) investing activities	(71,776,916)	470,977

Financing activities
Repayment of loan payable	(25,372,000)	(6,622,303)
Finance draw from loan payable	-	6,615,500
Finance draws from equipment financing	8,411,413	-
Repayment of equipment financing	(2,745,693)	-
Proceeds from issuance of common shares, net of issuance costs	180,033,032	7,719,620
Proceeds from exercise of warrants and options	31,329,635	-
Finance income received	1,013,642	5,126
Finance expense paid	(369,891)	(1,199,549)
Recovery (repayment) of lease obligations	9,270	(17,394)
Net cash provided by financing activities	192,309,408	6,501,000

Increase in cash	89,864,980	5,731,225
Cash, beginning of period	2,815,939	2,946,017
Cash, end of period	$92,680,919	$8,677,242

Significant non-cash transactions for the six months ended June 30, 2021 include:

•         Derecognition of broker warrants upon expiry of $nil (2020 - $1,367,901);

•         Settlement of Accounts Payable in common shares valued at $398,317 (2020 - $nil);

•         Loan payable issued for purchase of mining equipment $8,411,413 (2020 - $nil)

HUT 8 MINING CORP.

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity
(In Canadian dollars)

For the six months ended	Number of shares	Share capital	Shares to be issued	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total
Balance, December 31, 2020	97,245,223	$178,231,290	$398,317	$2,559,484	$4,233,917	$(1 15,549,069)	$45,680,940	$115,554,879
Net income	-	-	-	-	-	15,093,828	-	15,093,828
Other comprehensive income	-	-	-	-	-	-	2,534,499	2,534,499
Comprehensive income	-	-	-	-	-	15,093,828	2,534,499	17,628,327
Other equity movements
Shares issued for equity raises	38,500,000	130,219,190	-	49,813,842	-	-	-	180,033,032
Shares issued on vesting of RSU	304,813	853,479	-	-	(853,479)	-	-	-
Shares issued on vesting of DSU	42,500	52,698	-	-	(52,698)	-	-	-
Share based payments withholding	-	-	-	-	(728,556)	-	-	(728,556)
Shares issued on exercise of options	170,639	1,206,681	-	-	(484,151)	-	-	722,530
Shares issued on exercise of warrants	6,631,062	38,444,138	-	(7,837,033)	-	-	-	30,607,105
Shares issued on settlement of accounts payable	380,000	398,317	(398,317)	-	-	-	-	-
Share based payments	-	-	-	-	4,524,143	-	-	4,524,143
Balance, June 30, 2021	143,274,237	$349,405,793	$-	$44,536,293	$6,639,176	$(100,455,241)	$48,215,439	$348,341,460

For the six months ended	Number of shares	Share capital	Shares to be issued	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total
Balance, December 31, 2019	90,438,009	$170,622,599	$-	$1,367,901	$5,300,480	$(134,589,223)	$-	$42,701,757
Net loss	-	-	-	-	-	(7,389,607)	-	(7,389,607)
Other comprehensive income	-	-	-	-	-	-	-	-
Comprehensive income	-	-	-	-	-	(7,389,607)	-	(7,389,607)
Other equity movements
Shares issued for public offering	5,750,456	4,731,090	-	2,763,530	-	-	-	7,494,620
Shares issued on exercise of RSU	543,359	1,804,260	-	-	(1,804,260)	-	-	-
Share based payments	-	-	-	-	(647,635)	-	-	(647,635)
Share based payments withholding	-	-	-	-	(68,668)	-	-	(68,668)
Expiry of broker warrants	-	-	-	(1,367,901)	1,367,901	-	-	-
Loss on retirement of Bitfury debt	-	-	-	-	(245,922)	-	-	(245,922)
Balance, June 30, 2020	96,731,824	$177,157,949	$-	$2,763,530	$3,901,896	$(141,978,830)	$-	$41,844,545

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In Canadian dollars)

1.        NATURE OF OPERATIONS

Hut 8 Mining Corp. (the “Company” or “Hut 8”) was incorporated under the laws of the Province of British Columbia on June 9, 2011. The registered office of the Company is located at Suite 2400, 745 Thurlow Street, Vancouver, BC, Canada V6E 0C5 and the headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8. The Company’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange and The Nasdaq Global Select Market. The Company is in the business of (i) utilizing specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receive Bitcoin in return for successful service and (ii) providing hosting services to institutional clients, for which services the Company receives monthly fees.

2.       STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)   Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and note disclosures normally included in the audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2020 audited annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements were approved and authorized for issuance by the Board of Directors on August 11, 2021.

(b)   Basis of presentation and consolidation

These unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for some financial instruments that have been measured at fair value. All amounts are presented in Canadian Dollars (“CAD”), unless otherwise stated.

These unaudited interim condensed consolidated financial statements include the financial statements of the Company and all entities in which the Company has a controlling interest. All significant intercompany transactions, balances, income and expenses are eliminated on consolidation.

Certain comparative figures have been restated where necessary to conform with current period presentation.

(c)   Application of IFRS and use of estimates

IFRS does not currently provide specific guidance to address many aspects of the digital currencies business. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

The preparation of the Company’s unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Actual results may differ from those estimates.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In Canadian dollars)

(d)   Change in classification

The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. As IFRS does not currently provide specific guidance to many aspects of the digital asset industry, management must regularly review its judgements. During the quarter ended June 30, 2021, Management performed a review of lending arrangements associated with its digital assets holdings (see Note 5) and concluded a change in classification of the digital assets associated with these lending arrangements would result in more reliable and relevant information in accordance with IFRS. The result is a change in classification from loan receivable, as reported as at March 31, 2021, to intangible assets. This change in classification is applied prospectively. The borrow fee income earned from these lending arrangements have also been reclassified from revenue to finance income on the consolidated statements of operations.

(e)   Change in estimates

During the quarter ended June 30, 2021, Management performed an operational efficiency review of its mining equipment, which resulted in changes in the expected useful life of its Infrastructure assets. Previously estimated with a 4-year useful life, the Infrastructure assets are now estimated to have a useful life of 10 years from the date put into service. The result is a change in estimate and applied prospectively. Notwithstanding any future addition to the Infrastructure assets, the effect of the change in useful life on actual and expected depreciation expense, effective the second quarter ended June 30, 2021, is as follows:

(in thousands)	2021	2022	2023	2024	2025	2026	2027	2028	2029
(Decrease) increase in depreciation expense	(9,826)	(4,672)	2,204	2,688	2,688	2,688	2,686	1,394	149

Please see Note 6 for further information on Plant and Equipment.

3.       DEPOSITS AND PREPAID EXPENSES

The components of deposits and prepaid expenses are as follows:

As at	June 30, 2021	December 31, 2021
Current
Prepaid insurance	$2,700,651	$92,014
Prepaid electricity(i)	2,753,579	-
Miscelaneous deposits	274,083	-
Total current deposits and prepaid expenses	$5,728,313	$92,014
Non-current
Deposits for equipment purchase(ii)	$41,785,670	$1,205,122
Deposits related to power purchase agreement(iii)	15,000,000	-
Deposits related to electricity supply under electricity supply agreement(iv)	6,252,735	5,952,735
Land lease deposit	213,189	201,189
Total non-current deposits	$63,251,594	$7,359,046

(i)      Prepaid electricity costs for facility in Drumheller, Alberta.

(ii)     Deposits with respect to various equipment orders with NVIDIA, MicroBT and Dell.

(iii)    Deposit with respect to power purchase agreement with Validus Power Corp.

(iv)    Electricity deposits for facility in Medicine Hat, Alberta.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In Canadian dollars)

4.      DIGITAL ASSETS – HELD IN CUSTODY

Digital assets solely consist of Bitcoin. The Company’s Bitcoin are either held in custody, loaned out under lending arrangements, or pledged as collateral. The details of the Bitcoin are as follows:

	Amount		Number of digital assets
	June 30,	December 31,	June 30,	December 31,
As at	2021	2021	2021	2021
Digital assets - held in custody	$79,221 ,335	$75,505,472	1,824	2,045
Digital assets loaned or pledged
Lending arrangem ents (i)	86,859,234	-	2,000	-
Pledged as collateral(ii)	-	26,456,199	-	716
Total digital assets held, loaned or pledged	$1 66,080,569	$101,961,671	3,824	2,761

(i)	Bitcoin loaned out under lending arrangements. Please see Note 5.
(ii)	As of December 31, 2020, the Company had pledged 716 Bitcoin as collateral for a loan. This loan has been subsequently repaid in 2021 and all Bitcoin pledged as collateral has been returned to the Company.

During the six months ended June 30, 2021, the Company traded Bitcoin for cash totaling $1,291,060 (2020 - $22,230,436) with a cost of $1,108,847 (2020 - $20,627,821), which resulted in a realized gain on use of $182,213 (2020 - $1,602,615).

Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin on the reporting date. As of June 30, 2021, the price of Bitcoin was $43,430 (US$35,041), resulting in a revaluation gain for the six months ended June 30, 2021, of $3,314,152, net of taxes of $779,654. This gain was recorded to other comprehensive income.

5.       DIGITAL ASSETS – LENDING ARRANGEMENTS

The Company has entered into arrangements with third parties whereby, from time to time, the Company may lend out a portion of its digital assets for a period of time (the “Lending Arrangements”). The third parties must return the same amount and type of digital assets upon expiry of the lending period or upon exercise of a call option by the Company. In return for access to certain of the Company’s digital assets, the third parties must pay a borrow fee to the Company.

As of June 30, 2021, the Company determined the fair value of the digital assets loaned under the Lending Arrangements was $86,859,234 (December 31, 2020 - $nil).

During the three and six months ended June 30, 2021, the Company recorded borrow fee income of $770,877 (2020 - $nil) and $1,303,119 (2020 - $nil), respectively. Borrow fee income is recognized within finance income on the consolidated statements of operations. As of June 30, 2021, the Company has a borrow fee receivable balance of $343,323 (December 31, 2020 - $nil).

The Company’s digital assets subject to Lending Arrangements are exposed to credit risk. The Company limits its credit risk by loaning the digital assets to counterparties that are believed to have sufficient capital to meet their obligations as they come due based on the Company’s review of their size, credit quality and reputation. As of June 30, 2021, the Company does not expect a material loss on any of its digital assets subject to Lending Arrangements. As of each reporting period, the Company assesses if there are significant increases in credit risk requiring recognition of a loss or write-down. Such loss or write-down would be reflected in the fair value of the digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In Canadian dollars)

Details of the Company’s various Lending Arrangements are as follows:

Genesis Global Capital LLC (“Genesis”)

On January 6, 2021, the Company entered into a Lending Arrangement with Genesis whereby the Company loaned to Genesis a number of digital assets, as agreed upon between the Company and Genesis. The Lending Agreement is subject to a borrow fee, is unsecured, due on demand and repayable in the same amount and type of digital assets. As of June 30, 2021, there are 1,000 Bitcoin (December 31, 2021 - nil) loaned to Genesis under the Company’s Lending Arrangement with Genesis. The borrow fee charged for the Lending Arrangement with Genesis is currently 4%.

Galaxy Digital LLC (“Galaxy”)

On May 17, 2021, the Company entered into a Lending Arrangement with Galaxy whereby the Company loaned to Galaxy a number of digital assets, as agreed upon between the Company and Galaxy. The Lending Agreement is subject to a borrow fee, is unsecured, due on demand and repayable in the same amount and type of digital assets. The Company obtained a guarantee from an affiliate of Galaxy in support of the Lending Arrangement. As of June 30, 2021, there are 1,000 Bitcoin (December 31, 2021 - nil) loaned to Galaxy under the Company’s Lending Arrangement with Galaxy. The borrow fee charged for the Lending Arrangement with Galaxy is currently 4%.

6.       PLANT AND EQUIPMENT

The changes in the carrying value of plant and equipment are as follows:

	Infrastructure	Mining servers	Right-of-use assets(i)	Total
Cost
Balance, January 1, 2020	$32,130,866	$82,403,481	$575,274	$115,109,621
Additions	-	5,810,970	-	5,810,970
Expiration of lease	-	-	(71,440)	(71,440)
Reversal of prior-year impairment	13,155,936	-	-	13,155,936
Balance, December 31, 2020	45,286,802	88,214,451	503,834	134,005,087
Additions	-	10,248,069	-	10,248,069
Balance, June 30, 2021	$45,286,802	$98,462,520	$503,834	$144,253,156
Accumulated Depreciation
Balance, January 1, 2020	$15,058,758	$65,093,519	$74,259	$80,226,536
Depreciation	6,801,080	14,428,573	35,265	21,264,918
Expiration of lease	-	-	(32,973)	(32,973)
Accretion expense	-	-	24,004	24,004
Balance, December 31, 2020	21,859,838	79,522,092	100,555	101,482,485
Depreciation	4,627,635	4,137,313	14,885	8,779,833
Accretion expense	-	-	12,000	12,000
Balance, June 30, 2021	$26,487,473	$83,659,405	$127,440	$110,274,318

Net book value as of
December 31, 2020	$23,426,964	$8,692,359	$403,279	$32,522,602
June 30, 2021	$18,799,329	$14,803,115	$376,394	$33,978,838

(i)       The right-of-use assets (“ROU”) comprise of a 10-year land lease with the City of Medicine Hat, dated June 1, 2018. See Note 8 for the related lease liability.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In Canadian dollars)

7.            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

As at	June 30, 2021	December 31, 2021
Accounts payable	$6,882,101	$3,726,309
Other accrued liabilities	1,340,309	164,203
Total accounts payable and accrued liabilites	$8,222,410	$3,890,512

8.           LOANS PAYABLE AND OTHER LIABILITIES

The components of loans payable are as follows:

As at	June 30, 2021	December 31, 2021
Loans(i)	$5,792,195	$25,464,000
Lease liabilities(ii)	302,211	292,942
Total loans payable and other liabilities	$6,094,406	$25,756,942

Current portion	$6,094,406	$25,756,942
Non-current portion	-	-
Total loans payable and other liabilities	$6,094,406	$25,756,942

(i)      Loans

The Company’s loans as at June 30, 2021, consist of $5,792,195 (December 31, 2020 - $nil) with Foundry Digital LLC (“Foundry”) and $nil (December 31, 2020 - $25,464,000) with Genesis. Details of the Company’s Loans are as follows:

Foundry

On January 22, 2021, the Company finalized an equipment financing loan of US$11.8 million with Foundry, a wholly-owned subsidiary of Digital Currency Group. The equipment financing has a 12-month term with an annual interest rate of 16.5% and is secured against the financed equipment, as well as digital currency and future mined digital currencies by the financed equipment. During the six months ended June 30, 2021, the Company recognized a loan payable of $8,411,413 (US$6,916,800). The Company provided a 20% down payment of $1,704,672 (US$1,396,360) which included an administrative fee of $16,085 (US$13,000). For the six months ended June 30, 2021, the Company also made principal payments totaling $1,057,106 (US$860,053), and interest payments of $153,222 (US$124,591). A foreign exchange loss of $126,476 was recognized for the six months ended June 30, 2021.

Genesis

The Company fully paid off its US$20,000,00 loan with Genesis on February 11, 2021; and subsequently all Bitcoin held by Genesis as collateral for the loan were returned to the Company.

(ii)     Lease liability

The lease liability is measured at amortized cost using the effective interest method.

In May 2020, the Drumheller lease expired, resulting in a write-off of its ROU asset and related lease liability.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In Canadian dollars)

9.           EQUITY

(a)     Common shares

The Company has authorized share capital of an unlimited number of common shares. The changes in share capital are as follows:

	Number of shares	Amount
Balance, January 1, 2020	90,438,009	$170,622,599
Shares issued for RSUs	543,359	1,804,260
Shares issued for exercise of options	33,333	69,176
Shares issued for public offering	5,750,456	5,702,617
Cost of issuance attributed to public offering	-	(971,524)
Shares issued for exercise of warrants	480,066	1,004,162
Balance, December 31, 2020	97,245,223	$178,231,290
Shares issued for services(i)	380,000	398,317
Shares issued for RSUs and DSUs(ii)	347,313	906,177
Shares issued for exercise of options	170,639	1,206,681
Shares issued for private placement(iii)(iv)	38,500,000	130,219,190
Shares issued for exercise of warrants	6,631,062	38,444,138
Balance, June 30, 2021	143,274,237	$349,405,793

(i)	Shares issued as payment of invoices to key service providers.

(ii)	Shares issued upon vesting of restricted share units (“RSU”) and deferred share units (“DSU”), net of employment tax withholdings.

(iii)	On January 13, 2021, the Company closed a private placement of equity securities (an “Offering”). Pursuant to the Offering, the Company issued 15,500,000 common shares and 7,750,000 warrants to purchase common shares (the “Offered Warrants”), at a price of $5.00 per common share and associated Offered Warrant, for gross proceeds of $77,500,000. The Company also issued 930,000 broker warrants (the “Broker Warrants”). Each Offered Warrant and Broker Warrant will entitle the holder to purchase one common share at an exercise price of $6.25 per common share at time for a period of 24 months from the issuance date. Under the relative fair value approach, the Offered Warrants and Broker Warrants were valued using the Black-Scholes Option using the following assumptions: expected life of 2 years, risk-free rate of 0.16%, volatility of 136% and dividend yield of 0%. The Company incurred commissions and fees totaling $5,336,748. As of June 30, 2021, $123,808 of the commissions and fees remained unpaid.

(iv)	On June 15, 2021, the Company closed an Offering. Pursuant to the Offering, the Company issued 23,000,000 common shares and 11,500,000 Offered Warrants, at a price of $5.00 per common share and associated Offered Warrant, for gross proceeds of $115,000,000. The Company also issued 144,000 Broker Warrants. Each Offered Warrant and Broker Warrant will entitle the holder to purchase one common share at an exercise price of $6.25 per common share at time for a period of 24 months from the issuance date. Under the relative fair value approach, the Offered Warrants and Broker Warrants were valued using the Black-Scholes Option using the following assumptions: expected life of 2 years, risk-free rate of 0.16%, volatility of 136% and dividend yield of 0%. The Company incurred commissions and fees totaling $7,130,218. As of June 30, 2021, $1,020,000 of the commissions and fees remained unpaid.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In Canadian dollars)

(b)     Warrants

The changes in warrants are as follows:

	Number of warrants	Weighted average exercise price
Balance, January 1, 2020	2,882,222	$4.61
Issued	6,095,483	1.78
Exercised	(480,066)	1.67
Expired	(660,000)	5.00
Balance, December 31, 2020	7,837,639	$2.56
Issued(i)	20,324,000	6.25
Exercised(ii)	(6,631,062)	4.62
Balance, June 30, 2021	21,530,577	$5.41

(i)	The warrants issued comprise of 7,750,000 Offered Warrants and 930,000 Broker Warrants related to its Offering on January 13, 2021, and 11,500,000 Offered Warrants and 144,000 Broker Warrants related to its Offering on June 15, 2021.

(ii)	The warrants exercised comprise of 2,854,450 warrants with an exercise price of $6.25, 2,222,222 warrants with an exercise price of $4.50, 1,465,500 warrants with an exercise price of $1.80, and 88,890 warrants with an exercise price of $1.45.

The warrants issued and outstanding as of June 30, 2021 are as follows:

Exercise price	Number	Weighted average remaining contractual life (months)	Expiry date
$6.25	11,644,000	24	2023-06-15
$6.25	5,825,550	19	2023-01-13
$1.80	3,987,756	6	2021-12-25
$1.45	73,271	12	2022-06-25
$5.41	21,530,577	19

(c) Incentive plan

On March 5, 2018, the Company adopted a Long-Term Incentive Plan (“LTIP”) under which it is authorized to grant stock options, RSUs and DSUs (“Awards”) to officers, directors, employees, and consultants enabling them to acquire common shares of the Company. The LTIP was further amended April 8, 2019 and June 23, 2021. The maximum number of common shares reserved for issuance of Awards that may be granted under the plan is 10% of the issued and outstanding common shares of the Company.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In Canadian dollars)

Stock options

Stock option activity is as follows:

	Number of options	Weighted average exercise price
Balance, January 1, 2020	910,000	$4.34
Forfeiture	(115,000)	5.00
Exercised	(33,333)	1.14
Balance, December 31, 2020	761,667	4.38
Granted	60,000	6.57
Forfeiture	(104,361)	1.96
Exercised	(170,639)	4.23
Options outstanding, June 30, 2021	546,667	$5.13

As of June 30, 2021, the Company had the following stock options outstanding:

Exercise price	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining life (months)
$1.80	6,667	-	$1.80	40
5.00	480,000	480,000	5.00	21
6.57	60,000	-	6.57	118
$5.13	546,667	480,000	$4.77	32

During the six months ended June 30, 2021, the Company recorded a total of $86,152 (2020 - $228,757) as share-based compensation expense related to stock options. The Company also recorded a reversal of share-based compensation totaling $120,959 due to forfeiture of 104,361 options. The compensation expense was based on the fair value of each stock option on the date of the grant using the Black-Scholes option pricing model. The stock compensation expense was based on the fair value of each stock option on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the six months ended June 30, 2021: expected life of 10 years, risk-free rate of 1.53%, volatility of 205.80%, and dividend yield of 0%.

RSUs and DSUs

As of June 30, 2021, rights to receive 3,107,624 shares have been granted of which 803,874 vest in 2021, 1,110,416 vest in 2022, 1,046,667 vest in 2023, and 146,667 vest in 2024. Upon vesting, the Company will issue shares from treasury to the employees for no additional consideration. During the three and six months ended June 30, 2021, the Company recorded a total of $2,552,208 (2020 – expense reversal of $1,053,658) and $4,206,538 (2020 - $325,409) as share-based compensation expense related to RSUs, respectively, and $193,078 (2020 - $nil) and $352,410 (2020 - $nil) as share-based compensation expense related to DSUs, respectively.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In Canadian dollars)

10.            RELATED PARTY TRANSACTIONS

Key management includes members of the Board of Directors and its corporate officers. The aggregate value of transactions relating to key management personnel and entities over which they have control or significant influence were as follows:

	Six months ended
For the periods ended June 30	2021	2020
Salary, fees, and other short-term benefits (i)	$2,764,072	$387,654
Share based payments	4,560,191	569,896
	$7,324,263	$957,550

(i)	In connection with the issuance of shares related to the RSUs and DSUs granted, during the six months ended June 30, 2021, the Company incurred payroll tax expense of $1,245,688 (2020 - $nil).

11.           CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity composed of issued share capital and reserves. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2020.

12.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value measurements:

Financial hierarchy:

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly from observable market data; and

Level 3:	Inputs that are not based on observable market data.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In Canadian dollars)

The Company’s financial instruments have been classified as follows:

June 30, 2021	Level 1	Level 2	Level 3	Total
Fair value through profit and loss
Cash	$92,680,919	$-	$-	$92,680,919
Fair value through other comprehensive income
Total digital assets held, loaned or pledged	$-	$166,080,569	$-	$166,080,569

December 31, 2020	Level 1	Level 2	Level 3	Total
Fair value through profit and loss
Cash	$2,815,938	$-	$-	$2,815,938
Fair value through other comprehensive income
Total digital assets held, loaned or pledged	$-	$101,961,671	$-	$101,961,671

The Company determined that the carrying value of accounts receivable and loan payable approximate the corresponding fair value because of the relatively short periods to maturity of these instruments and the low credit risk.

Digital assets and risk management

Digital assets are measured using Level 2 fair values, determined by taking the rate from Coinmarketcap.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital assets.

Digital assets have a limited history and the fair value historically has been relatively volatile. Historical performance of digital assets is not indicative of their future price performance. The Company’s digital assets currently solely consist of Bitcoin.

As of June 30, 2021, had the market price of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding digital assets value increase or decrease respectively would amount to $16,608,057.

(b) Financial risk management:

The Company's risk exposures and the impact on the Company's financial instruments are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, digital assets, and prepaid expenses. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

Hut 8 uses the services of BitGo Trust Company Inc. (“BitGo”). BitGo carries a US$100 million insurance policy backing its digital asset custody services. Hut 8 does not self-custody its Bitcoin.

Hut 8 also faces credit risk associated with the Genesis and Galaxy Bitcoin lending arrangements. Management believes this risk is limited based on the size, credit quality and reputation of these counterparties.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In Canadian dollars)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances nominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and cash equivalents and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans.

Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises from financial instruments (including cash and cash equivalents) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company's functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in US Dollars to purchase mining equipment and has loans payable denominated in US Dollars. Management currently does not hedge its foreign exchange risk.

The table below indicates the foreign currencies to which the Company has significant exposure as of June 30, 2021 in Canadian dollar terms:

As at	June 30, 2021
Cash	$1,185,485
Accounts receivable	343,323
Deposits and prepaid expenses (current)	60,440
Deposits and prepaid expenses (non-current)	40,580,017
Accounts payable	402,483
Loans payable	5,792,195

The effect on earnings before tax of a 10% strengthening or weakening of the CAD exchange rate at the balance sheet date for financial instruments denominated in USD, with all other variables held constant, is $4,836,394.

HUT 8 MINING CORP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In Canadian dollars)

13.           REVENUE

The details of our revenue by type are as follows:

	Three months ended		Six months ended
For the periods ended June 30	2021	2020	2021	2020
Digital assets mined	$31,356,529	$9,229,659	$ 61 ,913,593	$21,969,560
Hosting fees	2,192,914	-	3,618,263	-
Total revenue	$33,549,443	$9,229,659	$65,531,856	$21,969,560

14.           COSTS OF REVENUE

The details of our costs of revenue by type are as follows:

For the periods ended June 30	2021	2020	2021	2020
Site operating costs	$(13,776,647)	$(8,532,509)	$(27,628,491)	$(20,974,294)
Depreciation	(2,977,413)	(6,958,311)	(8,779,833)	(13,967,426)
Total cost of revenue	$(16,754,060)	$(15,490,820)	$(36,408,324)	$(34,941,720)

15.           GENERAL AND ADMINISTRATIVE EXPENSES

The details of our general and administrative expenses by type are as follows:

	Three months ended		Six months ended
For the periods ended June 30	2021	2020	2021	2020
Share based payments	$(1,767,687)	$(60,228)	$(4,524,141)	$647,635
Professional fees	(2,616,383)	(779,445)	(3,217,755)	(894,885)
General and office	(158,363)	(63,393)	(440,352)	(164,573)
Salary and benefits	(680,216)	(94,821)	(2,537,711)	(371,787)
Insurance expense	(627,784)	(198,800)	(827,024)	(331,509)
Investor relations and regulatory	(1,803,338)	(36,154)	(1,986,778)	(94,881)
Sales tax expense	(1,018,444)	(152,136)	(1,801,491)	(323,283)
Total general and administrative expense	$(8,672,215)	$(1,384,977)	$(15,335,252)	$(1,533,283)